FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Two Immediate Releases filed by Registrant with the Israeli Securities Authority on December 7, 2013 and December 8, 2013, respectively

Immediate Release filed on December 7, 2013

Tel Aviv, December 7, 2013 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced that it has been informed that Given Imaging Ltd. ("Given"), a company held by Elron, reached an agreement with a major international strategic buyer for the acquisition of Given's entire share capital for a cash consideration of $30 per share by way of a reverse triangular merger (the "Transaction"). The Transaction is subject to the approval of Given's board of directors and to the execution of a definitive agreement between Given and the buyer. Insofar as a definitive agreement is signed, the Transaction will be subject to the approval of a special majority at the general meeting of Given's shareholders and to customary closing conditions, among them the receipt of requisite regulatory approvals.

As of the date of this report, Given is 29.5% held by Elron (including an 8.3% holding by RDC – Rafael Development Corporation Ltd. ("RDC"), 50.1% held by Elron), and is 14.7% held by Discount Investment Corporation Ltd., which holds approximately 50.3% of Elron.

Elron was informed that its decision and RDC's decision to vote in favor of the Transaction at the general meeting of Given's shareholders, the agenda of which will include approval of the Transaction, is a prerequisite to signing a definitive agreement, and it is the intention of Elron (this Sunday [December 8, 2013]) and RDC (this Saturday evening [December 7, 2013]) to bring before their respective boards of directors the decision to vote in favor of the Transaction at such general meeting.

At this stage, there is no certainty as to the signing of a definitive agreement or the execution of the Transaction.

Should the Transaction be executed, at the Transaction's closing Elron and RDC are expected to receive approximately $204 million and approximately $80 million, respectively, in consideration for their holdings in Given's shares, and as a result, Elron is expected to record a net gain of approximately $133 million, which includes its share in the gain RDC is expected to record in respect of the Transaction. The amount of the net gain is subject to changes in the carrying amount of the investment in Given in Elron's and RDC's accounts between September 30, 2013 and the date of the Transaction's execution.

Immediate Release filed on December 8, 2013

Tel Aviv, December 8, 2013 – Elron Electronic Industries Ltd. ("Elron") announced the following, further to its announcement on December 7, 2013 regarding a transaction of its group company, Given Imaging Ltd. (the "Transaction" and "Given", respectively), which requires the approval of Given's shareholders, and under which Given's entire share capital will be sold to a strategic buyer for a cash consideration of $30 per share:

1.
Given announced that it and the buyer (a company belonging to the Covidien group, a leading global healthcare products company) entered into a definitive agreement today with respect to the Transaction. As noted in Elron's previous immediate report, the Transaction is also subject to customary closing conditions. At this stage, the Transaction is expected to be completed by the end of March 2014.

2.
The boards of directors of Elron (on December 8, 2013) and RDC – Rafael Development Corporation Ltd. ("RDC", 50.1% held by Elron) (on December 7, 2013) resolved to vote in favor of the Transaction at the general meeting of Given's shareholders, once convened, assuming that the Transaction to be brought before the general meeting for approval will not materially differ from the Transaction presented to them.

At this stage, there is no certainty as to the Transaction's closing or the timing thereof.

As of the date of this report, Given is 29.5% held by Elron (including an 8.3% holding by RDC), and is 14.7% held by Discount Investment Corporation Ltd., which holds approximately 50.3% of Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 9, 2013